UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-37814

OSISKO GOLD ROYALTIES LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the period ended September 30, 2018
99.2	Management's Discussion and Analysis for the three and nine months ended September 30, 2018
99.3	Form 52-109F2 - CEO Certification of interim filings
99.4	Form 52-109F2 - CFO Certification of interim filings
99.5	Osisko Gold Royalties Reports Third Quarter 2018 Results
99.6	Osisko Declares 17th Consecutive Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: November 06, 2018	By:	/s/ Joseph de la Plante
Joseph de la Plante
	Title:	Vice-President, Corporate Development